

February 25, 2010

Mr. Regina Kuo-Lee
Chief Financial Officer
Tanzanian Royalty Exploration Corporation
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2

> **Re:** **Tanzanian Royalty Exploration Corporation**
> **Form 20-F for the Fiscal Year Ended August 31, 2008**
> **Filed November 27, 2009**
> **File No. 1-32500**

Dear Ms. Kuo-Lee:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note reference to entities not fully identified in the filing. In particular, we note the reference to, "Kazakh," "Songshan," "Sloane," and "MDN." Please revise to clearly identify the entities discussed in your filing.

Summary Compensation Table

2. We note that the Summary Compensation Table references a footnote 1, but does not include a footnote 1 following the table. Please revise to include the footnote, or remove the reference.

Exhibits

3. We note that your exhibits were included as a part of the Form 20-F. Please include the exhibits as separate from the 20-F when filed.

Closing Comments

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 Please contact Douglas Brown at (202) 551-3265, or Michael Karney at (202) 551-3847 with any questions.

 Sincerely,

 H. Roger Schwall
 Assistant Director